Vasomedical, Inc.

 Tel: 800-455-EECP (3327) ∙ 516-997-4600     Fax: 516-997-2299
   www.vasomedical.com     www.EECPforum.com
June 8, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:           Vasomedical, Inc.
Form 10-K for the year ended May 31, 2009
Forms 10-Q for the quarters ended August 31, 2009 and
November 30, 2009
Form 10-Q for the quarter ended February 28, 2010
File No. 0-18105

Dear Mr. Vaughn:

We are in receipt of your letter of May 27, 2010 regarding our Form 10-K for the year ended May 31, 2009 and our Forms 10-Q for the quarters ended August 31, 2009, November 30, 2009 and February 28, 2010.

This letter accompanies the amendment of our Form 10-K for the year ended May 31, 2009 and our Forms 10-Q for the quarters ended August 31, 2009 and November 30, 2009 as requested in your comments.  We have addressed each of your comments in response to the numbered comment in your May 27, 2010 letter.

Form 10-K for the year ended May 31, 2009

Note B – Summary of Significant Accounting Policies, page F-8

Stock Based Compensation, page F-10

1.	This will confirm that in future filings we will disclose the significant assumptions and methodology used in the Black-Scholes option valuation model.

Exhibit 31

2.	The required certifications have been amended to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarters ended August 31, 2009 and November 30, 2009

Exhibit 31

3.	The required certifications have been amended to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended February 28, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

______________________________________________________________________________________________________________________________________________________________________________
180 Linden Avenue   ∙   Westbury,  NY   ∙   11590     ∙  USA

Gross Profit, page 20

4.
The inventory recovery discussed in this section of our Form 10-Q is $96,208.  The Company operates in a high technology environment where technological change can impact the utility of parts, components and products in inventory.  As such, the Company performs a periodic evaluation of the material items in inventory and determines an inventory valuation allowance. This valuation allowance is an estimate involving significant management judgment relative to the realizability of the overall inventory.  At February 28, 2010, that inventory valuation allowance was approximately 10% of total gross inventory.

In making its periodic inventory valuation allowance, the Company takes into account various factors as they apply to the inventory as a whole.  At the quarter ended February 28, 2010, based on this evaluation, the Company concluded to decrease its inventory valuation allowance by approximately $96,000 to approximately $236,000.

One of the principal items resulting in management’s judgment to reduce the overall level of the inventory allowance at February 28, 2010 was a power supply component.  This power supply had been originally used in our EECP System.  Due to design changes, however, the use of this power supply was discontinued because its output was below system demands.  At that time, this was one factor considered in determining the adequacy of the overall inventory valuation allowance.  However, the Company’s subsequent product, the Lumenair system, since it was more power efficient, was able to use this power supply component, with some modification.  Since the power supply component was now being used, this factor was considered in determining the adequacy of the overall inventory allowance and such allowance was reduced.

An additional item resulting in management’s judgment to reduce the overall level of the inventory allowance relates to a console component for the EECP system.  These items related to an older model of the EECP system and they are likely to be needed for service and repair of our installed base of equipment.  In order to assure their utility in service and repair use, such units were reconditioned and upgraded.  The effect of this effort was another factor in management’s judgment to reduce the overall level of the inventory allowance at February 28, 2010.

At no time did the Company write off or reduce the value of the inventory of the Power Supply or the Consoles in its inventory; the item was maintained in inventory at its full purchased cost.  The valuation allowance was applied to the overall inventory to reflect the judgment and uncertainties inherent in an inventory of this size.

We have reviewed the provisions of SAB Topic 5BB and discussed our judgments with our independent registered accountants.

Exhibit 31

5.	We confirm to you that, in future filings, we will replace the phrase “small business issuer” with “registrant” in the required certifications, as you suggest.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me.

Sincerely,

VASOMEDICAL INC.

/s/ Tarachand “Dave” Singh

Tarachand “Dave” Singh
Chief Financial Officer